UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 24 September 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

24 September 2026

Wise Group plc

(the “Company”)

Publication of AGM Results

Following its Annual General Meeting (“AGM”) held today, the Company announces the results of the poll vote for each of the resolutions as set out in the Notice of the AGM.

All resolutions were passed as ordinary resolutions.

The results of the poll for each resolution are as follows:

Resolution		Votes for	For (% of shares voted)	Votes against	Against (% of shares voted)	Total number of votes	% of ISC voted*	Votes withheld**
1.	To receive the audited financial statements of the Company for the financial year ended 31 March 2026	2,092,746,403	99.98%	376,417	0.02%	2,093,122,820	74.72%	5,146,617
2.	To appoint PricewaterhouseCoopers LLP as auditors of the Company	2,094,796,421	99.85%	3,138,668	0.15%	2,097,935,089	74.89%	334,348
3.	To authorise the Directors, acting through the Audit Committee, to determine the remuneration of the Company’s auditors	2,097,180,491	99.96%	773,434	0.04%	2,097,953,925	74.89%	315,512
4.	To elect David Bolling Wells as a Director	2,046,049,234	97.54%	51,532,250	2.46%	2,097,581,484	74.88%	687,953
5.	To elect Emmanuel Thomassin as a Director	2,076,333,069	98.98%	21,300,787	1.02%	2,097,633,856	74.88%	635,581
6.	To elect Terri Lynn Duhon as a Director	2,097,024,785	99.96%	798,767	0.04%	2,097,823,552	74.89%	445,885
7.	To elect Hooi Ling Tan as a Director	2,053,393,322	97.89%	44,182,746	2.11%	2,097,576,068	74.88%	693,369
8.	To authorise the Company to purchase own shares	2,097,582,802	99.98%	343,312	0.02%	2,097,926,114	74.89%	343,323

* In accordance with the Company’s Articles of Association, Kristo Käärmann’s voting rights have been capped to one vote below 50% of the total votes eligible to be cast in respect of any shareholder resolution. Accordingly, when calculating the total exercisable voting rights for the 2026 AGM, the Company’s percentage of issued share capital voted has been reduced proportionately as explained below.

The Company's issued share capital consists of (a) 1,020,742,294 Class A Ordinary Shares with a par value of $0.01 each ("Class A Shares"), and (b) 197,838,749 Class B Ordinary Shares with par value of $0.000000001 each (“Class B Shares”). The Company holds at this time 4,422,268 Class A Shares in Treasury which do not carry voting rights. The total number of voting rights attributable to the Class A Shares is 1,020,742,294 and the total number of voting rights attributable to the Class B Shares is 1,780,548,741. Therefore the total number of voting rights in the Company in aggregate across the Class A Shares and the Class B Shares is 2,801,291,035.

After accounting for the total number of Class B Share voting rights that will be restricted as a result of the above mentioned cap, the total exercisable voting rights in the Company in aggregate across the Class A Shares and Class B Shares is 2,316,423,151.

** A “Vote withheld” is not a vote in law and is not counted in the calculation of the votes ‘For’ or ‘Against’ a resolution.

Notes:

Computershare, the Company’s Share Registrar, acted as scrutineer of the poll on all resolutions.

For any queries related to the AGM, please contact the Company Secretariat at cosec@wise.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: September 24, 2026	By: /s/ Emmanuel Thomassin
Name: Emmanuel Thomassin Title: Chief Financial Officer